a2a
energie in comune

SEC Mail Processing Section
MAY 18 2009
Washington, DC
121

09046234

FILE NO. 82-4911

AEM SPA

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

May 13, 2009

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

P/ Alberto Sezzi

Maria Angela Nardone

Encl.

dlw 5/25

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

a2a
energie in comune

FILE NO. 82-4911

PRESS RELEASE – 13 May 2009

The A2A S.p.A. Management Board has examined and approved the interim management report at 31 March 2009

***

Revenues and Gross Operating Margin (EBITDA) are up by 14% and 11% respectively and equal 1,896 and 351 million euros

Profits for the period, net of the non-recurrent effects connected to the recovery of the so-called "Fiscal Moratorium", are up by 15% and equal to 148 million euros

Net financial debt is down by 133 million euros

***

Milan, 13 May 2009 – At today's meeting of the A2A S.p.A. Management Board, chaired by Mr. Giuliano Zuccoli, the board examined and approved the interim management report compared with the data *restated* [1] at 31 March 2008.

The A2A Group's results are set out below, compared with the economic results *restated* at 31 March 2008 and the financial data at 31 December 2008

Main consolidated results for the first quarter of 2009

Millions of Euros	31.3.2009	31.3.2008	Change
Revenues	1,896	1,665	13.9%
Gross Operating Margin - EBITDA	351	317	10.7%
Net Operating margin - EBIT	260	233	11.6%
Earnings before taxes	168	201	-16.4%
Group Net profit	92	129	-28.7%

Millions of Euros	31.3.2009	31.12.2008	Change
Net financial debt	3,351	3,484	-133

[1] The *restated* version of the interim management report at 31 March 2008 has been drawn up for comparative purposes as a decision was made in 2008 to apply accounting principle IFRS 5 (retroactively and with effect from 1st January) to the shareholding in EON Produzione S.p.A. A similar decision was made in the first quarter of 2009 with reference to the shareholding in Malpensa Energia S.r.l..

a2a
energie in comune

In the first quarter of 2009 the A2A Group's **revenues** were up by 14% and reached 1,896 million euros.
The increase, equal to 231 million euros, is mainly attributable to the index-linked sales prices which were late to implement the growth in prices of the raw materials recorded during 2008. From an industrial point of view, the optimum performance of the heat sector and the sale and distribution of methane gas, which recorded significant growth in volumes, gave a positive contribution to the revenues trend.

The electricity sold on the wholesale and retail markets, equal to 6,465 GWh[1] showed a slight fall compared to the year 2008 (7,163 GWh). The sales affected the national market by 5,640 GWh, and the foreign markets by 825 GWh. The sales on the national market were allocated, for 975 GWh, to the clients of the enhanced protection and safeguard markets, for 1,095 GWh to the Power Exchange (Ipex) and the remaining 4,395 GWh to end-users and wholesalers.

The sales of gas to end-users, equal to 862 million cubic metres, were up by 12% compared to 2008, while the quantity of heat sold through the district heating networks went from 822 thermal GWh in 2008 to 1,260 thermal GWh (the latter including the French subsidiary company Coriance) (+53%). Moreover, the Group's co-generation and waste-to-energy plants contributed to covering the thermal load through the generation of 273 thermal GWh, in line with 2008. The combined production of electricity from these plants (and from biogas plants) equalled 203 GWh (-30%) and was primarily assigned to the Italian Electricity Services Provider (GSE).

The quantity of waste disposed of equalled 640 thousand tonnes, a slight reduction compared to the data recorded in the corresponding period of the previous year (719 thousand tonnes).
The quantities of gas distributed equalled 960 million cubic metres, an increase of approximately 12% and those of electricity equal 2,874 GWh, have instead recorded a fall of approximately 7% compared to the same period of the year 2008.
The quantity of water distributed equalled approximately 26 million cubic metres, an increase of 13% compared to the previous year; the quantity treated in the purification plants equalled approximately 14 million cubic metres and is in line with what was recorded in Q1 2008.

In the period in question the **operating costs** equalled an overall sum of 1,423 million euros (+15%). As a consequence, the **Gross Operating Margin (EBITDA)** for the period reached 351 million euros, an increase of 34 million euros (+11%) compared to the 2008 result.

[1] Net of the energy sold and simultaneously purchased by the Power Exchange.

a2a
energie in comune

***

Industrial results (Gross Operating Margin) by business area

Millions of euros	31.3.2009	31.3.2008
	Total	**Total**
Energy	173	121
Heat and Services	51	38
Networks	77	78
Environment	56	80
Other services and Corporate	(6)	0
TOTAL	**351**	**317**

The *Energy Business* recorded an increase of the Gross Operating Margin, compared to the 2008 result, equal to 52 million euros.
The electricity sector showed an improvement in the margin linked in particular to the increase in hydroelectric production (up by approximately 50% compared to the same period of 2008) as well as the positive results achieved on the foreign markets and environmental markets.
These phenomena have more than offset the reduction of the margins recorded in the thermoelectric sector, which felt the effect of the growth of the national production over-capacity, arising from the fall in the electricity demand (-7.9%) and the growth in net imports (+13.3%).

The management of the gas portfolio has shown a higher margin compared to the same period of the previous year, arising from an increase in the volumes sold (+ 10%) and better unit margin of the portfolio.

In the year in question *the Heat Business* (co-generation, district heating and heat management) recorded an increase of the results compared to the first quarter of 2008 (+13 million euros), thanks to the consolidation of the French subsidiary company Coriance, purchased in July 2008, and the greater volumes sold to end-users due to the effect of a more favourable climatic trend and the acquisition of new users.

The *Networks Business* (electricity and gas distribution, integrated water cycle) shows a result in line with the same period of the year 2008. The positive impact of the greater volumes of gas distributed in the quarter in question compared to the same period of the previous year has been minimized by the reduction in the revenues relative to the gas distribution services. In fact the Electricity and Gas Authority's new tariff scheme has eliminated the correlation of the allowed revenues with the distributed volumes, minimizing the periodicity of the business's results.

The result for the *Environment Business* (integrated waste cycle management) shows a reduction in the gross operating margin (-24 million euros), mainly attributable to the loss, starting from the month of November 2008, of the CIP6 incentive relative to the electricity

production of the waste-to-energy plant in Brescia, as well as the effects of the reduction in the waste-to-energy production activity of Brescia and Bergamo due to maintenance works, partially offset by greater waste-to-energy production in Milan.

***

The **Net operating income,** equal to 260 million euros (233 million euros in the first quarter of 2008), includes the effects of the greater depreciations, for approximately 7 million euros, following the variation in the perimeter of consolidation, and the putting into operation of group 1 of the thermoelectic plant in Gissi (CH), which occurred in the period in question.

The net financial charges are equal to 64 million euros (44 million euros in the first quarter of 2008). The increase, equal to 20 million euros, is due, for 24 million euros, to the interests on revenue taxes concerning the recovery of the presumed State Aids (taxes relative to the years of the "Fiscal Moratorium" from 1996 to 1999 for the former AEM S.p.A. and former ASM S.p.A.), partially offset by the reduction of the financial charges, the net effect of a reduction in interest rates and an increase in the average financial debt compared to the first quarter of 2008.

The associates, equal to 12 million euros, is unchanged compared to the corresponding period of the previous year, even in the presence of a lower net result of the Transalpina di Energia/Edison Group of 5 million euros compared to 31 March 2008.

The **other non-operating costs** were equal to 40 million euros (no value in the first quarter of 2008) and include the effects of the recovery of the capital share of the aforementioned State Aids relative to the years 1996-1999 for the former AEM S.p.A. and former ASM S.p.A..

The **charges from income taxes** equalled 70 million euros (66 million euros in the first quarter of 2008) and include the effects of law decree no. 112 dated 25 June 2008, the so-called "*Manovra d'Estate*" which brought about the introduction of an additional IRES equal to 5.5% for companies that operate in the production and sale of gas and electricity.

The net result from non-current operating assets available for sale equalled 1 million euros and refers to the evaluation of the shareholding in Malpensa Energia S.r.l. .

The Group's **consolidated net profit** for the period, after the minority income has been deducted, equals 92 million euros (129 million euros in the first quarter of 2008).
In the first three months of 2009, against a significant improvement in the industrial results, the introduction of the so-called *Robin tax* and moreover the recovery of the presumed State Aids related to so-called "Fiscal Moratorium" had a significant influence.
Net of the above non-recurring effect, the net result for the period equals 148 million euros and is up by 15% compared to 31 March 2008.

***

a2a
energie in comune

Employed capital and net financial debt

At 31 March 2009 **the net consolidated employed capital equals 8,115 million euros**, the net equity contributes to its cover for 4,764 million euros (of which 866 million euros refer to third party shareholders' shares) and the net financial debt for 3,351 million euros (3,484 million euros at 31 December 2008).

The sum of the employed capital has decreased, compared to 31 December 2008, by 91 million euros.

The working capital has increased in the period by 13 million euros, mainly due to the effect of the reduction of trade payables and the increase in trade receivables and the other current assets only partially offset by the reduction in inventory and the increase of the tax liabilities.

The net fixed assets, also considering the assets available for sale, decreased in the period by 104 million euros, mainly following the reduction of the other non-current financial assets partially offset by the increase of the credits for advance taxes.

The consolidated net financial debt equals 3,351 million euros at 31 March 2009 (3,484 million euros at 31 December 2008) and represents, compared to 31 December 2008, a decrease of 133 million euros.

The net financial flows from the year's operating activity equal 195 million euros and include the positive change of the assets and liabilities for 26 million euros.

The net financial flows absorbed by investments equal 62 million euros and include investments for tangible and intangible assets and the increase in the value of the shareholdings.

Business outlook

In the next few months the impact of the current economic situation could affect the Group results, together with the effects connected to the loss of the CIP 6 incentives relative to the electricity production of the Brescia waste-to-energy plant as well as the lack of the positive effects of the company specific equalization connected to the distribution of electricity recorded during 2008. The consolidation during the year of the assets from EON Italia (the thermoelectric plant at Monfalcone and the hydroelectric unit in Calabria), as well as the full operational capacity of the new thermoelectric plant in Gissi (CH), as well as hydroelectric production expected to be altogether higher compared to 2008 and also better optimized due to the effect of the full recovery of plant availability in Valtellina , may offset these negative effects.

***

The Executive responsible for the drawing up of A2A S.p.A.'s company accounting documents, Paolo Rundeddu, certifies - in accordance with article 154-bis, subsection 2 of the Financial

Act (TUF) (Legislative Decree 58/1998) - that the accounting information contained in this document corresponds to the documentary evidence, books and accounting records..

***

The following are attached: the A2A Group's accounting tables, extracts from the Interim Management Report at 31 March 2009 not subject to auditing.

The Interim Management Report at 31 March 2009 will be available to the public at the company Head Office, at the Borsa Italiana S.p.A. and on the Website www.a2a.eu from 15 May 2009.

***

For further information:
Communications and External Relations: Biagio Longo, tel. 02 7720.4582, biagio.longo@a2a.eu
Investor Relations: tel.02 7720.3879, ir@a2a.eu
www.a2a.eu

a2a
energie in comune

CONSOLIDATED BALANCE SHEET (in millions of Euros)	31 March 2009	31 December 2008
ASSETS		
NON-CURRENT ASSETS		
Tangible assets	4,007	4,005
Intangible assets	647	634
Shareholdings carried according to the equity method	2,578	2,553
Other non-current financial assets	386	551
Deferred tax assets	382	316
Other non-current assets	55	57
TOTAL NON-CURRENT ASSETS	**8,055**	**8,116**
CURRENT ASSETS		
Inventories	73	224
Accounts receivables	1,910	1,699
Other current assets	300	293
Current financial assets	39	34
Income tax receivables	3	2
Cash and cash equivalents	88	87
TOTAL CURRENT ASSETS	**2,413**	**2,339**
NON-CURRENT ASSETS AVAILABLE FOR SALE	**697**	**692**
TOTAL ASSETS	**11,165**	**11,147**
SHAREHOLDERS' EQUITY AND LIABILITIES		
SHAREHOLDERS' EQUITY		
Share capital	1,629	1,629
(Treasury shares)	-61	-107
Reserves	2,238	2,036
Net income of the period/year	92	316
Shareholders' equity of the Group	**3,898**	**3,874**
Minority interests	866	848
Total Shareholders' equity	**4,764**	**4,722**
LIABILITIES		
NON-CURRENT LIABILITIES		
Non-current financial liabilities	3,142	3,196
Deferred tax liabilities	336	322
Employee benefits	269	264
Risk fund for landfills	393	392
Other non-current liabilities	110	68
Total non-current liabilities	**4,250**	**4,242**
CURRENT LIABILITIES		
Trade payables	990	1,186
Other current liabilities	617	507
Current financial liabilities	362	449
Current tax payables	179	38
Total current liabilities	**2,148**	**2,180**
Total liabilities	**6,398**	**6,422**
LIABILITIES DIRECTLY ASSOCIATED TO NON-CURRENT ASSETS AVAILABLE FOR SALE	**3**	**3**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**11,165**	**11,147**

a2a
energie in comune

CONSOLIDATED INCOME STATEMENT (1) (in millions of Euros)	01/01/2009 31/03/2009	01/01/2008 31/03/2008 *Restated*
REVENUES	**1,896**	**1.665**
OPERATING EXPENSES	1,423	1,238
LABOUR COSTS	122	110
GROSS OPERATING INCOME - EBITDA	**351**	**317**
DEPRECIATION, AMORTIZATION, PROVISIONS AND WRITE-DOWNS	91	84
NET OPERATING INCOME - EBIT	**260**	**233**
FINANCIAL BALANCE		
FINANCIAL INCOME	8	13
FINANCIAL EXPENSES	72	57
AFFILIATES	12	12
TOTAL FINANCIAL BALANCE	**-52**	**-32**
OTHER NON-OPERATING INCOME	-	-
OTHER NON-OPERATING EXPENSES	-40	-
INCOME BEFORE TAXES	**168**	**201**
INCOME TAXES	70	66
INCOME FROM CURRENT OPERATIONS NET OF TAXES	**98**	**135**
NET RESULT FROM NON-CURRENT ASSETS AVAILABLE FOR SALE	1	-
NET INCOME	**99**	**135**
MINORITIES	-7	-6
GROUP NET INCOME FOR THE PERIOD	**92**	**129**

(1) The reasons for the restatement of the comparative figures are reported in sections "Other informations" and "Consolidation standards and methods".

a2a
energie in comune

CONSOLIDATED CASH FLOW STATEMENT (in millions of Euros)	01.01.09 31.03.09	01.01.08 31.12.08
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD/YEAR	87	32
CONTRIBUTIONS MERGER-RELATED	-	155
Operating activities		
Net income of the period/year	99	347
Tangible assets depreciation	78	292
Intangible assets amortization	4	16
Fixed assets write-downs	-	22
Results from affiliates	-12	-60
Shareholdings write-downs	-	9
Change in working capital (*)	26	-78
Cash Flow from operating activities	**195**	**548**
Investment activities		
Investments in tangible assets	-80	-437
Investments in intangible assets and goodwill	-17	-26
Investments in shareholdings and securities (*)	-11	-9
Dividends received	-	60
Purchase/sale of own shares	46	-43
Cash Flow used in investment activities	**-62**	**-455**
Free cash flow	**133**	**93**
Financing activities		
Change in financial assets	-4	-44
Change in financial liabilities	-128	164
Dividends paid by the parent company	-	-299
Dividends paid by the subsidiaries to third parties	-	-14
Cash Flow used in financing activities	**-132**	**-193**
CHANGE IN CASH AND CASH EQUIVALENTS	1	-100
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD/YEAR	**88**	**87**

(*) Cleared of balances in return of shareholders' equity

a2a
energie in comune

Table of the movement in the net consolidated equity
(in millions of Euros)

Description	Share Capital	Treasury Shares	Reserves	Group income for the year/period	Shareholders' Equity of the Group	Minority Interests	Total Net Shareholders' Equity
Net equity at 31.12.2007 restated	**936**	**(64)**	**1,096**	**292**	**2,260**	**794**	**3,054**
Changes from 01 January 2008 to 31 March 2008:							
2007 profit allocation			292	(292)			
Merger effects on equity	693		927		1,620	31	1,651
IAS 32 and IAS 39 reserves			51		51		51
Put option on Delmi S.p.A. shares			5		5		5
Put option on Abruzzo Energia S.p.A. shares			(3)		(3)	(5)	(8)
Other changes		(43)			(43)	2	(41)
Group and minorities net profit for the period				129	129	6	135
Net Equity at 31.03.2008 restated	**1,629**	**(107)**	**2,368**	**129**	**4,019**	**828**	**4,847**
Changes from 01 April 2008 to 31 December 2008:							
Distribution of dividends			(299)		(299)	(14)	(313)
Merger effects on equity							
IAS 32 and IAS 39 reserves			(50)		(50)		(50)
Put option on Delmi S.p.A. shares			62		62	46	108
Put option on Abruzzo Energia S.p.A. shares							
Other changes			(45)		(45)	(37)	(82)
Group and minorities net profit for the period				187	187	25	212
Net Equity at 31.12.2008	**1,629**	**(107)**	**2,036**	**316**	**3,874**	**848**	**4,722**
Changes from 01 January 2009 to 31 March 2009:							
2008 profit allocation			316	(316)			
Distribution of dividends							
IAS 32 and IAS 39 reserves			(106)		(106)	5	(101)
Put option on Delmi S.p.A. shares			18		18		18
Put option on Abruzzo Energia S.p.A. shares							
Other changes		46	(26)		20	6	26
Group and minorities net profit for the period				92	92	7	99
Net Equity at 31.03.2009	**1,629**	**(61)**	**2,238**	**92**	**3,898**	**866**	**4,764**